UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):
	☒	Merger
	☐	Liquidation
	☐	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
	☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund:
Activa Mutual Fund Trust
3.	Securities and Exchange Commission File No.:
811-02168
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
	☐ Initial Application ☒	Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
2905 Lucerne SE, Suite 200 Grand Rapids, Michigan 49546
6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Allan D. Engel 2905 Lucerne SE, Suite 200 Grand Rapids, Michigan 49546 (616) 588-5384

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

As to records of the fund’s investment adviser, administrator, transfer agent and distributor:
Activa Asset Management, LLC
2905 Lucerne SE, Suite 200
Grand Rapids, Michigan 49546
(616) 588-5384

As to records of the fund’s custodian:
The Northern Trust Company
50 South LaSalle Street
Chicago, IL 60675
(312) 557-5161

As to records of the fund’s fund accountant and sub-transfer agent:
Citi
3435 Stetzer Road
Columbus, Ohio 43219
(614) 470-8524

	NOTE:		Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
	☒	Management company;
	☐	Unit investment trust; or
	☐	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
	☒	Open end	☐	Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Activa Asset Management, LLC (Adviser)
2905 Lucerne SE, Suite 200
Grand Rapids, Michigan 49546
(616) 588-5384

Wellington Management Company, LLP (Sub-adviser)
75 State Street
Boston, Massachusetts 02109

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Activa Asset Management, LLC 2905 Lucerne SE, Suite 200 Grand Rapids, Michigan 49546
13.	If the fund is a unit investment trust (“UIT”) provide:
	(a)		Depositor’s name(s) and address(es):

	(b)		Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
	☐ Yes	☒ No
If Yes, for each UIT state:
Name(s):

File No.: 811- _________
Business Address:

15.	(a)		Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
		☒ Yes	☐ No

If Yes, state the date on which the board vote took place:
June 2, 2009
If No, explain

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
		☒ Yes	☐ No
If Yes, state the date on which the shareholder vote took place:
August 27, 2009
If No, explain

II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
	☒ Yes	☐ No
	(a)	If Yes, list the date(s) on which the fund made those distributions:
August 31, 2009
	(b)	Were the distributions made on the basis of net assets?
		☒ Yes	☐ No
	(c)	Were the distributions made pro rata based on share ownership?
		☒ Yes	☐ No
	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	(e)	Liquidations Only: Were any distributions to shareholders made in kind?
		☐ Yes	☐ No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only: Has the fund issued senior securities
	☐ Yes	☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?
	☒ Yes	☐ No
If No,
	(a)	How many shareholders does the fund have as of the date this form is filed?

	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
	☐ Yes	☒ No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)
	☐ Yes	☒ No
If Yes,
	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

	(b)	Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in securities?
	☐ Yes	☐ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
	☐ Yes	☒ No

If Yes,
	(a)	Describe the type and amount of each debt or other liability:

	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
		(i)	Legal expenses:	$ 55,000
		(ii)	Accounting expenses:	11,591
		(iii)	Other expenses (list and identify separately):

			Directors and officers tail insurance coverage:	$ 37,307

		(iv)	Total expenses (sum of lines (i)-(iii) separately):
			Legal expenses:	$ 55,000
			Accounting expenses:	11,591
			Other expenses:	37,307
$103,898
	(b)	How were those expenses allocated?

The fund and the investment adviser to the fund surviving the Merger agreed to an allocation of legal expenses as set forth in the Agreement and Plan of Reorganization (see response to 26(b)).  Expenses for tail insurance coverage were allocated to each of the Value Fund and the two other series of the fund that were liquidated prior to the Merger based on relative net assets; the amounts paid by the two other series are not included in the tables above.

	(c)	Who paid those expenses?
The fund and ALPS Advisors, Inc., the investment adviser to the fund surviving the Merger.
	(d)	How did the fund pay for unamortized expenses (if any)?
N/A

23.	Has the fund previously filed an application for an order of the commission regarding the Merger or Liquidation?
	☐ Yes	☒ No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in this litigation:

V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
	☐ Yes	☒ No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
	☐ Yes	☒ No
If Yes, describe the nature and extent of those activities:

VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger:
Activa Value Fund, a series of Financial Investors Trust
	(b)	State the Investment Company Act file number of the fund surviving the Merger:
811-08194
	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
333-159942; 497; July 29, 2009
	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this form  N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Activa Mutual Fund Trust, (ii) he is the President of Activa Mutual Fund Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

(Signature)

/s/Allan D. Engel
Allan D. Engel